Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) of Granite Point Mortgage Trust Inc. for the registration of shares of its common stock, preferred stock, depository shares and debt securities, 6,065,820 shares of common stock offered by selling stockholders and to the incorporation by reference therein of our report dated March 5, 2021, with respect to the consolidated financial statements of Granite Point Mortgage Trust Inc, and the effectiveness of internal controls over financial reporting of Granite Point Mortgage Trust Inc, included in its Annual Report (Form 10-K) for the year ended December 31, 2020 and the financial statement schedule of Granite Point Mortgage Trust Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, MN

August 11, 2021